1600 Broadway, Suite 2200 Denver, CO 80202

August 2, 2012	via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Ernest Greene, Division of Corporation Finance

Re:	BioFuel Energy Corp.
Form 10-K for the Year Ended December 31, 2011, Filed March 16, 2012
Form 10-Q for the Period Ended March 31, 2012, Filed May 11, 2012
File No. 1-33530

Dear Mr. Greene:

In response to the comment letter (the “Comment Letter”) dated July 23, 2012, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011 filed by Biofuel Energy Corp. (the “Company”) on March 16, 2012, and the Form 10-Q (the “Form 10-Q”) for the period ended March 31, 2012 filed by the Company on May 11, 2012, please find below the response of the Company.

For the convenience of the Staff, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter and are followed with our own responses in bold italics. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Form 10-K or Form 10-Q.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:

For any comments below that require additional disclosures or other revisions to be made, examples of such additional disclosures or other revisions to be made in future filings are included in the Company’s response.

telephone: 303.640.6500            fax: 303.592.8117

Management’s Discussion and Analysis of Financial Condition and Results, page 33

Liquidity and Capital Resources, page 39

Cash Provided By Operating Activities, page 39

2.	Net cash provided by operating activities was $23.6 million for the year ended December 31, 2011, compared to $12.9 million for the year ended December 31, 2010. You indicate that the higher amount of cash provided by operating activities was primarily comprised of a net loss of $10.4 million which was offset by working capital sources of $2.8 million and non-cash charges of $31.2 million, which were primarily depreciation and amortization. You indicate that working capital sources were related to a decrease in accounts receivables which was partially offset by an increase in inventory and a decrease in accounts payable. Please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, inventories, accounts payable, and other assets and liabilities, as applicable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Company Response:

In future filings, the Company will expand its disclosures to discuss the underlying reasons for changes in working capital components. We will include a statement(s) in the form of the following: “The decrease in accounts receivable was primarily a result of the price we received for our primary product, ethanol, being less in December 2011 versus December 2010. The increase in inventories was primarily a result of carrying a higher corn inventory balance at December 31, 2011 versus December 31, 2010. The decrease in accounts payable was primarily a result of a lower corn payable balance at December 31, 2011 versus December 31, 2010, resulting from increased cash flow which was used to pay down the corn payable balance at December 31, 2011.”

Senior Debt Facility, page 40

3.	You disclose that your collateral accounts have various provisions, including historical and prospective debt service coverage ratios and debt service reserve requirements. You also disclose that the terms of the Senior Debt Facility also include covenants that impose certain limitations. Please disclose whether you were in compliance with your debt covenants for all periods presented. In addition, please disclose the specific terms of your material debt covenants, along with any required ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin.guidance.nongaapinterp.htm.

Company Response:

The Company advises the Staff that noncompliance with either the Historical Debt Service Coverage Ratio or the Prospective Debt Service Coverage Ratio does not trigger any Event of Default or give rise to any acceleration of any debt payments under our Senior Debt Facility. Noncompliance with either the Historical Debt Service Coverage Ratio or the Prospective Debt Service Coverage Ratio would, however, limit the ability of the Operating Subsidiaries to distribute excess cash to the Parent Company under its Collateral Account Agreement with the Collateral Trustee under the Senior Debt Facility.

In future filings, we will expand the disclosure to include the following statements: “Noncompliance with the historical and prospective debt service coverage ratios does not trigger any event of default or give rise to the acceleration of any debt payments under our Senior Debt Facility. The compliance thresholds associated with these ratios do, however, inhibit the ability of the Operating Subsidiaries to distribute excess cash to the LLC under the Collateral Account Agreement with the collateral trustee under the Senior Debt Facility, but they do not have any impact on the Company’s ability to undertake additional debt or equity financing or its financial condition or liquidity.”

Item 9A. Controls and Procedures, page 46

4.	Disclosure controls and procedures are defined in Rule 15d-15(e) of the Securities Exchange Act of 1934 and not Rule 15d-15(c). Internal control over financial reporting is defined in Rule 15d-15(f) of the Securities Exchange Act of 1934 and not Rule 15d-15(e). Please revise your disclosures on page 46 accordingly.

Company Response:

In future filings the Company will revise its disclosures to reference the correct Rules concerning disclosure controls and procedures and internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

General

5.	Please address the above comments in your interim filings as well.

Company Response:

The Company will incorporate any and all additional disclosures as discussed in the Company’s responses above into its future interim filings as well.

* * * *

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

Sincerely,

Kelly G. Maguire

Executive Vice President

and Chief Financial Officer